

Subject to Completion
Preliminary Term Sheet dated
September 9, 2016

Filed Pursuant to Rule 433
Registration Statement No. 333-202524
(To Prospectus dated March 5, 2015, Prospectus Supplement dated March 5, 2015 and Product Supplement STOCK INCOME-1 dated March 5, 2015)

Units
$10 principal amount per unit
CUSIP No.

Pricing Date*	September , 2016
Settlement Date*	October , 2016
Maturity Date*	October , 2022

*Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")

HSBC

Income Notes Linked to a Basket of 20 Common Equity Securities

- Maturity of approximately six years
- The notes provide annual coupon payments (each, a "Coupon Payment")
- The notes will pay interest at a minimum rate of 0.50% per year. If, however, at least 14 of the 20 specified common equity securities (the "Basket Stocks") have not decreased in value from the pricing date as measured at the close of a Coupon Determination Date, the notes will pay interest at a maximum rate of [4.50-5.50]% per year on the relevant Coupon Payment Date
- The payment at maturity will be the principal amount plus the final Coupon Payment
- All payments are subject to the credit risk of HSBC USA Inc.
- No listing on any securities exchange

Market Downside Protection

The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" and "Additional Risk Factors" beginning on page TS-6 of this term sheet and "Risk Factors" beginning on page PS-5 of product supplement STOCK INCOME-1.

The estimated initial value of the notes on the pricing date is expected to be between $9.20 and $9.70 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-6 of this term sheet for additional information.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)(2)................................	$ 10.00	$
Underwriting discount(2)	$ 0.25	$
Proceeds, before expenses, to HSBC	$ 9.75	$

(1) Plus accrued interest from the scheduled settlement date, if settlement occurs after that date.

(2) For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor's household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.20 per unit, respectively. See "Supplement to the Plan of Distribution" below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
September , 2016

Income Notes

Linked to a Basket of 20 Common Equity Securities, due October , 2022

Market Downside
Protection

Summary

The Income Notes Linked to a Basket of 20 Common Equity Securities, due October , 2022 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. All payments due on the notes, including the repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you with an annual Coupon Payment. On each Coupon Payment Date, you will receive at least the Minimum Coupon Payment. If, however, the Observation Values of at least 14 of the 20 common equity securities comprising the Market Measure are greater than or equal to their respective Starting Values, then you will receive the Maximum Coupon Payment. Payments on the notes will be calculated based on the $10 principal amount per unit and will depend on our credit risk and the performance of the Basket Stocks. See "Terms of the Notes" below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our or our affiliates' internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, will reduce the economic terms of the notes (including the Maximum Coupon Payment). The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

The Market Measure consists of the following common equity securities:

Basket Stock	Ticker	Starting Value ($)
Allergan plc	AGN	
Anthem, Inc.	ANTM	
Broadcom Ltd.	AVGO	
Autozone Inc.	AZO	
ConocoPhillips	COP	
Comcast Corporation	CMCSA	
salesforce.com, inc.	CRM	
Diamond Offshore Drilling, Inc.	DO	
Dover Corporation	DOV	
Devon Energy Corporation	DVN	
Twenty-First Century Fox, Inc.	FOXA	
General Dynamics Corporation	GD	
Eli Lilly and Company	LLY	
Lam Research Corporation	LRCX	
MetLife, Inc.	MET	
Newell Brands Inc.	NWL	
PACCAR Inc.	PCAR	
QUALCOMM Incorporated	QCOM	
Simon Property Group, Inc.	SPG	
AT&T Inc.	T	

Income Notes
Linked to a Basket of 20 Common Equity Securities, due October , 2022

Market Downside Protection

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")
Principal Amount:	$10.00 per unit
Term:	Approximately six years
Market Measure:	A basket of 20 common equity securities (each a "Basket Stock") as described in "The Basket Stocks" section below.
Starting Value:	For each Basket Stock, its Closing Market Price on the pricing date.
Observation Value:	For each Basket Stock, its Closing Market Price on the applicable Coupon Determination Date, multiplied by its Price Multiplier on that day. Each Coupon Determination Date is subject to postponement if a Market Disruption Event occurs, as described beginning on page PS-17 of product supplement STOCK INCOME-1.
Coupon Determination Dates:	Annually, on September , 2017, September , 2018, September , 2019, September , 2020, September , 2021, September , 2022.
Coupon Payment Dates:	Approximately the fifth business day after the applicable Coupon Determination Date.
Minimum Coupon Payment:	The product of 0.50% and the principal amount.
Maximum Coupon Payment:	The product of [4.50-5.50%] and the principal amount.
Payment at Maturity:	At maturity, we will pay the principal amount of the notes, plus the final Coupon Payment.
Price Multiplier:	For each Basket Stock, 1, subject to adjustment for certain corporate events relating to the Basket Stocks described beginning on page PS-18 of product supplement STOCK INCOME-1.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.25 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-29.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly.

Coupon Payment Determination

On each Coupon Determination Date, the Coupon Payment will be determined as follows:



Are the Observation Values of at least 14 of the Basket Stocks greater than or equal to their respective Starting Values?

Yes → The Coupon Payment will equal the Maximum Coupon Payment.

No → The Coupon Payment will equal the Minimum Coupon Payment.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

- Product supplement STOCK INCOME-1 dated March 5, 2015:
  https://www.sec.gov/Archives/edgar/data/83246/000114420415014362/v403697_424b2.htm

- Prospectus supplement dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

- Prospectus dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK INCOME-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the Observation Values of at least 14 of the Basket Stocks will not be less than their respective Starting Values on each or most of the Coupon Determination Dates.

- You accept that the return on the notes will be limited to the Coupon Payments.

- You accept that the Coupon Payment applicable to each annual interest period is uncertain and may be limited to the Minimum Coupon Payment.

- You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning shares of the Basket Stocks.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Coupon Payments and the principal amount.

The notes may not be an appropriate investment for you if:

- You anticipate that the Observation Values of seven or more of the Basket Stocks will be less than their respective Starting Values on each or most of the Coupon Determination Dates.

- You seek an investment that provides annual interest payments with a guaranteed rate or a floating rate that is not limited to the Maximum Coupon Payment.

- You seek an uncapped return on your investment.

- You want to receive dividends or other distributions paid on the Basket Stocks.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Coupon Payment Calculations

Examples

Set forth below are examples of the calculations of the **hypothetical** Coupon Payments determined on three different Coupon Determination Dates, based upon the minimum rate of 0.50% per annum, a **hypothetical** maximum rate of 5.00% per annum (the midpoint of the maximum rate range of 4.50% to 5.50%), the **hypothetical** Starting Value for each Basket Stock, and a range of **hypothetical** Observation Values on the Coupon Determination Dates.

The hypothetical Starting Value for each Basket Stock used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value of any Basket Stock. For recent actual prices of the Basket Stocks, see "The Basket Stocks" section below. In addition, all payments on the notes are subject to issuer credit risk. On the first Coupon Determination Date, only five of the Basket Stocks have Observation Values that are greater than or equal to their Starting Values. As a result, the Coupon Payment on the applicable Coupon Payment Date is the Minimum Coupon Payment of $0.05 per unit.

On the second Coupon Determination Date, fourteen of the Basket Stocks have Observation Values that are greater than or equal to their Starting Values. As a result, the Coupon Payment on the applicable Coupon Payment Date is the Maximum Coupon Payment of $0.50 per unit.

On the third Coupon Determination Date, fifteen of the Basket Stocks have Observation Values that are greater than or equal to their respective Starting Values. As a result, the Coupon Payment on the applicable Coupon Payment Date is the Maximum Coupon Payment of $0.50 per unit. In this example, even though the average increase in the prices of the Basket Stocks is substantially higher, the Coupon Payment does not exceed the Maximum Coupon Payment of $0.50 per unit.

These examples and the table below are for illustration only and reflect hypothetical Coupon Payments only for the first three Coupon Payment Dates. The Coupon Payment on one or more Coupon Payment Dates may be limited to the Minimum Coupon Payment.

Basket Stock	Hypothetical Starting Value ($)	August __, 2017		August __, 2018		August __, 2019	
		Observation Value ($)	Observation Value Greater Than or Equal to Starting Value?	Observation Value ($)	Observation Value Greater Than or Equal to Starting Value?	Observation Value ($)	Observation Value Greater Than or Equal to Starting Value?
Allergan plc	252.18	246.34	No	217.33	No	219.89	No
Anthem, Inc.	128.15	105.51	No	106.66	No	107.05	No
Broadcom Ltd.	173.11	163.11	No	170.11	No	157.11	No
Autozone, Inc.	739.73	730.73	No	719.73	No	710.73	No
ConocoPhillips	40.92	30.92	No	35.92	No	25.92	No
Comcast Corporation	67.22	56.20	No	60.11	No	55.57	Yes
salesforce.com, inc.	82.55	75.55	No	90.25	Yes	86.50	Yes
Diamond Offshore Drilling, Inc.	16.28	15.28	No	19.28	Yes	25.20	Yes
Dover Corporation	73.38	70.29	No	62.49	Yes	84.02	Yes
Devon Energy Corporation	44.27	40.27	No	49.27	Yes	54.27	Yes
Twenty-First Century Fox, Inc.	25.58	20.84	No	26.10	Yes	25.63	Yes
General Dynamics Corporation	151.47	143.86	No	169.17	Yes	184.78	Yes
Eli Lilly and Company	80.04	71.69	No	88.36	Yes	82.82	Yes
Lam Research Corporation	89.11	65.11	No	96.03	Yes	93.72	Yes
MetLife, Inc.	40.15	35.89	No	45.83	Yes	43.29	Yes
Newell Brands Inc.	54.19	57.26	Yes	62.21	Yes	63.67	Yes
PACCAR Inc.	57.72	61.07	Yes	65.82	Yes	58.33	Yes
QUALCOMM Incorporated	61.71	71.88	Yes	77.16	Yes	68.54	Yes
Simon Property Group, Inc.	218.98	221.05	Yes	231.20	Yes	231.26	Yes
AT&T Inc.	43.20	44.32	Yes	44.55	Yes	44.85	Yes
Number of Basket Stocks at or above their respective Starting Values		5		14		15	
Hypothetical Coupon Rate		0.50%		5.00%		5.00%	
Hypothetical Coupon Payment		$0.05 per unit		$0.50 per unit		$0.50 per unit	

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Basket Stocks. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

- Depending on the performance of the Basket Stocks as measured at the close of each Coupon Determination Date, the Coupon Payments on one or more Coupon Payment Dates may be limited to the Minimum Coupon Payment.

- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

- Your investment return is limited to the return represented by the Maximum Coupon Payment and may be less than a comparable investment directly in the Basket Stocks.

- The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-29 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Basket Stocks and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

- Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of the Basket Stocks), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients' accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

- You will have no rights as a holder of the Basket Stocks, you will have no rights to receive shares of the Basket Stocks, and you will not be entitled to receive dividends or other distributions by the issuers of the Basket Stocks (each, an "Underlying Company").

- Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

- The terms of the notes will not be adjusted for all corporate events that could affect the Basket Stocks. See "Description of the Notes—Anti-Dilution Adjustments" beginning on page PS-18 of product supplement STOCK INCOME-1.

- While we, MLPF&S or our respective affiliates may from time to time own securities of the Underlying Companies, we, MLPF&S and our respective affiliates do not control any Underlying Company, and have not verified any disclosure made by any Underlying Company.

- There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is MLPF&S. We have the right to appoint and remove the calculation agents.

- You should consider the U.S. federal income tax consequences of investing in the notes. See "Material U.S. Federal Income Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-30 of product supplement STOCK INCOME-1.

Additional Risk Factors

- **One Basket Stock has limited historical information**. AVGO has been publicly traded only since 2009. Because one of the 20 Basket Stocks has a limited trading history, your investment in the notes may involve a greater risk than investing in securities linked to stocks with a more established record of performance.

The Basket Stocks

We have derived the following information about the Underlying Companies from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

Because each Basket Stock is registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC's web site at http://www.sec.gov by reference to the applicable CIK number set forth below.

This term sheet relates only to the notes and does not relate to the Basket Stocks or to any other securities of the Underlying Companies. The Underlying Companies will have no obligations with respect to the notes. None of us, MLPF&S, or any of our respective affiliates has participated or will participate in the preparation of the Underlying Companies' publicly available documents. None of us, MLPF&S, or any of our respective affiliates has made any due diligence inquiry with respect to the Underlying Companies in connection with the offering of the notes. None of us, MLPF&S, or any of our respective affiliates make any representation that the publicly available documents or any other publicly available information regarding the Underlying Companies are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Basket Stocks, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Companies could affect the value of the Basket Stocks and therefore could affect your return on the notes. The selection of the Basket Stocks is not a recommendation to buy or sell shares of the Basket Stocks.

The tables set forth below generally show the quarterly high and low Closing Market Prices of the shares of the Basket Stocks on their primary exchange from the first quarter of 2008 through September 2, 2016; however, for certain Basket Stocks, the tables below show the quarterly high and low Closing Market Prices of the shares of those Basket Stocks from when a particular Basket Stock commenced trading through September 2, 2016. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Allergan plc

Allergan plc manufactures specialty pharmaceuticals and is incorporated in Ireland. The company develops, manufactures, and distributes generic, brand, and over-the-counter products. The company offers its pharmaceutical drugs around the world. Its common stock trades on the New York Stock Exchange (the "NYSE") under the symbol "AGN." The company's CIK number is 0850693.

		High ($)	Low ($)
2008	First Quarter...	29.34	25.74
	Second Quarter...	31.14	26.68
	Third Quarter..	30.78	26.97
	Fourth Quarter	28.97	20.76
2009	First Quarter...	31.11	23.74
	Second Quarter...	33.88	28.84
	Third Quarter..	37.00	33.00
	Fourth Quarter	40.12	33.94
2010	First Quarter...	42.15	37.69
	Second Quarter...	44.94	40.57
	Third Quarter..	44.92	39.86
	Fourth Quarter	51.95	43.14
2011	First Quarter...	57.38	50.59
	Second Quarter...	68.73	56.51
	Third Quarter..	72.10	60.04
	Fourth Quarter	70.52	59.65
2012	First Quarter...	67.06	55.89
	Second Quarter...	76.16	65.85
	Third Quarter..	85.16	74.69
	Fourth Quarter	90.85	82.72
2013	First Quarter...	92.11	83.10
	Second Quarter...	130.20	92.46
	Third Quarter..	144.30	122.08
	Fourth Quarter	168.00	137.30
2014	First Quarter...	227.26	167.93
	Second Quarter...	224.21	188.83
	Third Quarter..	248.00	202.72
	Fourth Quarter	270.61	217.24
2015	First Quarter...	317.06	255.17
	Second Quarter...	313.08	282.86
	Third Quarter..	339.50	252.10
	Fourth Quarter	322.49	253.04
2016	First Quarter...	308.73	266.30
	Second Quarter...	277.55	201.65
	Third Quarter (through September 2, 2016)..	260.24	234.02

Anthem, Inc.

Anthem, Inc. is a health benefits company. The company provides health benefits, dental and vision benefits, pharmacy benefits, life insurance, and life and disability insurance benefits. Anthem's operations include Blue Cross and Blue Shield plans. Its common stock trades on the NYSE under the symbol "ANTM." The company's CIK number is 1156039.

		High ($)	Low ($)
2008	First Quarter	89.28	43.23
	Second Quarter	56.66	45.80
	Third Quarter	57.57	44.40
	Fourth Quarter	47.50	29.44
2009	First Quarter	46.10	30.10
	Second Quarter	51.45	37.96
	Third Quarter	55.47	47.36
	Fourth Quarter	60.36	44.72
2010	First Quarter	68.06	58.46
	Second Quarter	65.34	48.93
	Third Quarter	56.69	47.43
	Fourth Quarter	59.97	54.34
2011	First Quarter	69.79	57.95
	Second Quarter	81.78	68.06
	Third Quarter	80.79	57.01
	Fourth Quarter	70.75	62.32
2012	First Quarter	73.80	63.84
	Second Quarter	72.95	63.79
	Third Quarter	63.20	52.93
	Fourth Quarter	63.03	54.33
2013	First Quarter	66.28	58.93
	Second Quarter	81.84	67.18
	Third Quarter	89.26	81.09
	Fourth Quarter	93.92	83.60
2014	First Quarter	100.97	84.25
	Second Quarter	108.82	92.00
	Third Quarter	124.17	107.29
	Fourth Quarter	129.16	111.06
2015	First Quarter	158.38	123.26
	Second Quarter	171.04	150.93
	Third Quarter	165.22	136.31
	Fourth Quarter	148.81	127.86
2016	First Quarter	144.17	117.22
	Second Quarter	147.52	124.85
	Third Quarter (through September 2, 2016)	142.94	123.36

Broadcom Ltd.

Broadcom Limited is the successor to Avago Technologies Limited. The company organized under the laws of the Republic of Singapore. The company designs, develops, and supplies analog and digital semiconductor connectivity solutions. Its common stock trades on the NASDAQ under the symbol "AVGO." The company's CIK number is 1649338.

		High ($)	Low ($)
2009	Third Quarter...	18.47	15.00
	Fourth Quarter	17.69	14.49
2010	First Quarter...	20.56	16.80
	Second Quarter...	23.35	19.20
	Third Quarter...	22.91	18.65
	Fourth Quarter	28.88	21.95
2011	First Quarter...	34.38	27.70
	Second Quarter...	38.00	30.60
	Third Quarter...	39.08	27.19
	Fourth Quarter	35.84	27.55
2012	First Quarter...	38.97	28.31
	Second Quarter...	38.69	30.02
	Third Quarter...	37.48	32.58
	Fourth Quarter	35.28	30.88
2013	First Quarter...	36.66	32.10
	Second Quarter...	38.75	31.26
	Third Quarter...	43.08	36.02
	Fourth Quarter	53.56	42.20
2014	First Quarter...	65.31	52.49
	Second Quarter...	72.07	58.53
	Third Quarter...	89.52	69.38
	Fourth Quarter	103.99	69.04
2015	First Quarter...	134.44	96.25
	Second Quarter...	148.07	116.78
	Third Quarter...	137.64	108.51
	Fourth Quarter	148.83	113.42
2016	First Quarter...	156.93	116.31
	Second Quarter...	164.84	140.05
	Third Quarter (through September 2, 2016)..	177.40	150.63

Autozone, Inc.

Autozone, Inc. is a retailer and distributor of automotive replacement parts and accessories. The company sells auto and light truck parts, chemicals and accessories through Autozone stores in the United States, Puerto Rico, Mexico and Brazil. Its common stock trades on the NYSE under the symbol "AZO." The company's CIK number is 866787.

		High ($)	Low ($)
2008	First Quarter...	124.93	103.88
	Second Quarter..	128.44	111.82
	Third Quarter...	141.13	115.14
	Fourth Quarter	137.25	89.09
2009	First Quarter...	166.20	127.06
	Second Quarter..	166.82	148.80
	Third Quarter...	158.77	141.50
	Fourth Quarter	160.28	135.31
2010	First Quarter...	175.05	154.38
	Second Quarter..	196.23	173.53
	Third Quarter...	230.56	194.66
	Fourth Quarter	275.50	228.83
2011	First Quarter...	275.49	248.70
	Second Quarter..	297.98	272.93
	Third Quarter...	331.95	268.51
	Fourth Quarter	338.97	311.88
2012	First Quarter...	385.23	319.79
	Second Quarter..	397.13	358.43
	Third Quarter...	384.24	351.99
	Fourth Quarter	385.26	348.57
2013	First Quarter...	396.77	344.99
	Second Quarter..	427.84	378.43
	Third Quarter...	448.58	411.89
	Fourth Quarter	479.33	415.27
2014	First Quarter...	543.84	474.11
	Second Quarter..	543.38	511.28
	Third Quarter...	540.93	504.62
	Fourth Quarter	624.49	501.78
2015	First Quarter...	689.38	575.28
	Second Quarter..	702.33	663.16
	Third Quarter...	753.48	668.19
	Fourth Quarter	797.29	729.38
2016	First Quarter...	805.29	695.46
	Second Quarter..	805.40	742.08
	Third Quarter (through September 2, 2016)...	815.98	739.73

ConocoPhillips

ConocoPhillips is an exploration and production company focused on exploring for, developing and producing crude oil and natural gas. Its common stock trades on the NYSE under the symbol "COP." The company's CIK number is 1163165

		High ($)	Low ($)
2008	First Quarter...	67.27	54.26
	Second Quarter..	73.02	59.25
	Third Quarter..	71.99	52.07
	Fourth Quarter	53.90	31.86
2009	First Quarter...	42.45	26.78
	Second Quarter..	36.54	28.92
	Third Quarter..	35.68	30.07
	Fourth Quarter	41.04	34.69
2010	First Quarter...	40.94	36.11
	Second Quarter..	45.51	37.42
	Third Quarter..	43.99	37.22
	Fourth Quarter	51.84	43.65
2011	First Quarter...	61.51	50.98
	Second Quarter..	61.91	53.80
	Third Quarter..	58.51	47.20
	Fourth Quarter	55.60	46.49
2012	First Quarter...	59.63	52.00
	Second Quarter..	58.60	50.82
	Third Quarter..	58.30	53.24
	Fourth Quarter	59.30	54.59
2013	First Quarter...	61.66	56.89
	Second Quarter..	64.31	56.81
	Third Quarter..	71.00	61.23
	Fourth Quarter	74.34	69.06
2014	First Quarter...	70.37	63.46
	Second Quarter..	86.10	69.48
	Third Quarter..	86.76	76.52
	Fourth Quarter	75.00	61.69
2015	First Quarter...	69.88	60.87
	Second Quarter..	69.40	61.01
	Third Quarter..	60.52	42.19
	Fourth Quarter	56.73	45.10
2016	First Quarter...	47.40	31.88
	Second Quarter..	48.11	39.04
	Third Quarter (through September 2, 2016)..	43.80	39.61

Income Notes
Linked to a Basket of 20 Common Equity Securities, due October , 2022

Comcast Corporation

Comcast Corporation provides media and television broadcasting services. The company offers video streaming, television programming, high-speed internet, cable television, and communication services. Its common stock trades on the NASDAQ under the symbol "CMCSA." The company's CIK number is 1166691.

		High ($)	Low ($)
2008	First Quarter..	20.54	16.62
	Second Quarter..	22.72	18.61
	Third Quarter...	22.28	18.01
	Fourth Quarter	19.35	13.07
2009	First Quarter..	17.99	11.22
	Second Quarter..	16.65	13.53
	Third Quarter...	17.55	13.26
	Fourth Quarter	17.64	14.06
2010	First Quarter..	18.83	15.21
	Second Quarter..	20.39	16.77
	Third Quarter...	19.56	17.00
	Fourth Quarter	22.25	17.66
2011	First Quarter..	25.77	22.37
	Second Quarter..	26.68	23.44
	Third Quarter...	25.97	19.78
	Fourth Quarter	24.80	20.36
2012	First Quarter..	30.35	24.50
	Second Quarter..	31.97	28.28
	Third Quarter...	36.43	31.10
	Fourth Quarter	38.09	35.13
2013	First Quarter..	41.98	37.90
	Second Quarter..	43.73	38.91
	Third Quarter...	45.84	40.66
	Fourth Quarter	51.97	44.33
2014	First Quarter..	55.24	49.10
	Second Quarter..	54.13	47.96
	Third Quarter...	57.23	52.68
	Fourth Quarter	58.88	49.59
2015	First Quarter..	60.57	53.15
	Second Quarter..	61.27	56.28
	Third Quarter...	64.50	53.85
	Fourth Quarter	63.06	56.40
2016	First Quarter..	61.08	53.55
	Second Quarter..	65.19	60.25
	Third Quarter (through September 2, 2016)...	67.92	65.01

salesforce.com, inc.

salesforce.com, inc. is a provider of enterprise cloud computing solutions, with a focus on customer relationship management. Salesforce provides sales force automation, customer service and support, analytics and application development to customers. Its common stock trades on the NYSE under the symbol "CRM." The company's CIK number is 1108524.

		High ($)	Low ($)
2008	First Quarter	15.42	11.97
	Second Quarter	18.61	14.84
	Third Quarter	17.69	11.19
	Fourth Quarter	11.60	5.49
2009	First Quarter	9.26	6.44
	Second Quarter	11.23	8.17
	Third Quarter	14.64	8.89
	Fourth Quarter	18.66	13.63
2010	First Quarter	19.38	15.52
	Second Quarter	24.28	18.89
	Third Quarter	30.79	21.77
	Fourth Quarter	37.65	29.48
2011	First Quarter	36.62	30.00
	Second Quarter	38.39	32.24
	Third Quarter	39.83	27.72
	Fourth Quarter	34.79	24.51
2012	First Quarter	39.34	24.37
	Second Quarter	39.89	31.83
	Third Quarter	39.86	30.34
	Fourth Quarter	42.72	34.29
2013	First Quarter	46.59	40.84
	Second Quarter	47.01	36.75
	Third Quarter	53.38	37.80
	Fourth Quarter	57.31	49.91
2014	First Quarter	66.22	54.23
	Second Quarter	58.80	49.13
	Third Quarter	61.21	52.64
	Fourth Quarter	64.45	52.72
2015	First Quarter	70.24	55.11
	Second Quarter	75.71	65.81
	Third Quarter	74.04	65.17
	Fourth Quarter	82.14	72.91
2016	First Quarter	77.05	54.05
	Second Quarter	83.77	73.81
	Third Quarter (through September 2, 2016)	82.55	75.10

Diamond Offshore Drilling, Inc.

Diamond Offshore Drilling provides contract drilling services with a fleet of offshore drilling rigs. Its common stock trades on the NYSE under the symbol "DO." The company's CIK number is 949039.

		High ($)	Low ($)
2008	First Quarter...	140.07	106.91
	Second Quarter..	145.68	117.70
	Third Quarter...	139.70	98.63
	Fourth Quarter	100.35	55.45
2009	First Quarter...	71.41	54.29
	Second Quarter..	92.57	63.59
	Third Quarter...	96.85	76.21
	Fourth Quarter	107.01	92.45
2010	First Quarter...	106.34	83.23
	Second Quarter..	93.01	56.94
	Third Quarter...	68.88	58.18
	Fourth Quarter	74.12	63.39
2011	First Quarter...	78.96	64.74
	Second Quarter..	80.14	66.65
	Third Quarter...	72.73	54.74
	Fourth Quarter	69.25	52.90
2012	First Quarter...	72.43	55.61
	Second Quarter..	69.39	56.18
	Third Quarter...	69.24	58.85
	Fourth Quarter	71.41	64.91
2013	First Quarter...	76.48	67.45
	Second Quarter..	72.84	64.42
	Third Quarter...	72.65	62.13
	Fourth Quarter	64.63	55.39
2014	First Quarter...	56.71	43.91
	Second Quarter..	54.61	45.88
	Third Quarter...	50.13	34.27
	Fourth Quarter	39.60	29.37
2015	First Quarter...	37.23	26.49
	Second Quarter..	34.81	25.81
	Third Quarter...	25.45	17.30
	Fourth Quarter	23.50	16.81
2016	First Quarter...	24.09	15.55
	Second Quarter..	26.04	20.28
	Third Quarter (through September 2, 2016)..	26.11	16.28

Devon Energy Corporation

Devon Energy Corporation is an oil and natural gas and exploration and production company. The company's operations are focused onshore in the United States and Canada. Its common stock trades on the NYSE under the symbol "DVN." The company's CIK number is 1090012.

		High ($)	Low ($)
2008	First Quarter	107.59	79.29
	Second Quarter	124.36	104.01
	Third Quarter	123.00	87.33
	Fourth Quarter	89.54	59.50
2009	First Quarter	70.98	38.84
	Second Quarter	66.45	46.32
	Third Quarter	72.21	49.86
	Fourth Quarter	74.20	63.46
2010	First Quarter	76.65	62.93
	Second Quarter	70.13	60.29
	Third Quarter	65.68	59.79
	Fourth Quarter	78.20	64.35
2011	First Quarter	93.10	78.20
	Second Quarter	92.00	76.02
	Third Quarter	84.35	55.37
	Fourth Quarter	69.37	53.34
2012	First Quarter	75.81	63.10
	Second Quarter	72.33	54.32
	Third Quarter	63.49	54.65
	Fourth Quarter	62.81	51.15
2013	First Quarter	61.48	52.46
	Second Quarter	60.17	51.44
	Third Quarter	59.82	52.28
	Fourth Quarter	65.52	57.97
2014	First Quarter	66.93	57.85
	Second Quarter	79.50	67.55
	Third Quarter	79.40	68.18
	Fourth Quarter	67.20	52.66
2015	First Quarter	66.65	56.99
	Second Quarter	69.03	58.82
	Third Quarter	57.87	36.43
	Fourth Quarter	47.76	28.67
2016	First Quarter	32.83	18.65
	Second Quarter	38.80	26.05
	Third Quarter (through September 2, 2016)	45.23	35.91

Dover Corporation

Dover Corporation manufactures a variety of specialized industrial products and manufacturing equipment. The company operates through four business segments: energy, engineered systems, fluids, and refrigeration and food equipment. Its common stock trades on the NYSE under the symbol "DOV." The company's CIK number is 29905.

		High ($)	Low ($)
2008	First Quarter..	36.85	29.49
	Second Quarter..	44.94	35.12
	Third Quarter..	42.06	32.24
	Fourth Quarter	32.94	19.88
2009	First Quarter..	29.60	18.30
	Second Quarter..	30.03	22.20
	Third Quarter..	32.66	25.47
	Fourth Quarter	35.56	30.52
2010	First Quarter..	39.30	34.05
	Second Quarter..	44.96	34.67
	Third Quarter..	43.31	34.10
	Fourth Quarter	48.91	43.24
2011	First Quarter..	56.20	47.00
	Second Quarter..	56.44	50.46
	Third Quarter..	57.93	38.22
	Fourth Quarter	48.88	37.03
2012	First Quarter..	55.26	47.66
	Second Quarter..	53.12	42.78
	Third Quarter..	51.13	42.26
	Fourth Quarter	54.51	45.81
2013	First Quarter..	61.82	55.25
	Second Quarter..	66.88	56.41
	Third Quarter..	76.70	63.53
	Fourth Quarter	80.08	72.05
2014	First Quarter..	82.51	68.55
	Second Quarter..	90.95	80.78
	Third Quarter..	91.07	80.33
	Fourth Quarter	83.12	67.76
2015	First Quarter..	74.50	68.59
	Second Quarter..	77.77	69.40
	Third Quarter..	70.03	55.99
	Fourth Quarter	66.57	56.51
2016	First Quarter..	66.30	52.65
	Second Quarter..	72.08	62.31
	Third Quarter (through September 2, 2016)..	74.53	67.10

Twenty-First Century Fox, Inc.

Twenty-First Century Fox, Inc. is a diversified media company. The company's media and entertainment operations include the production and distribution motion pictures and television programming, music, radio broadcasting, and sports. Its Class A common stock trades on the NASDAQ under the symbol "FOXA." The company's CIK number is 1308161.

		High ($)	Low ($)
2008	First Quarter	17.75	15.78
	Second Quarter	17.33	13.28
	Third Quarter	13.10	10.39
	Fourth Quarter	10.53	4.83
2009	First Quarter	8.70	4.41
	Second Quarter	9.37	6.15
	Third Quarter	10.87	7.20
	Fourth Quarter	12.34	9.95
2010	First Quarter	12.85	10.96
	Second Quarter	14.34	10.56
	Third Quarter	12.67	10.44
	Fourth Quarter	13.20	11.45
2011	First Quarter	15.64	12.48
	Second Quarter	16.19	14.17
	Third Quarter	16.01	12.03
	Fourth Quarter	15.78	13.25
2012	First Quarter	17.88	16.09
	Second Quarter	19.70	16.38
	Third Quarter	22.09	19.04
	Fourth Quarter	22.52	20.42
2013	First Quarter	27.10	23.07
	Second Quarter	29.56	26.79
	Third Quarter	33.51	29.21
	Fourth Quarter	35.18	32.20
2014	First Quarter	35.63	30.73
	Second Quarter	36.21	31.65
	Third Quarter	36.30	31.30
	Fourth Quarter	39.01	31.77
2015	First Quarter	37.85	32.80
	Second Quarter	34.65	32.26
	Third Quarter	34.49	25.19
	Fourth Quarter	31.28	27.07
2016	First Quarter	28.23	24.14
	Second Quarter	31.06	26.37
	Third Quarter (through September 2, 2016)	28.12	24.54

General Dynamics Corporation

General Dynamics Corporation is a defense company. The company offers a portfolio of products and services in business aviation, combat vehicles, weapons systems and munitions, shipbuilding design and construction, and information systems, technologies and services. Its common stock trades on the NYSE under the symbol "GD." The company's CIK number is 40533.

		High ($)	Low ($)
2008	First Quarter	88.93	78.85
	Second Quarter	94.60	82.90
	Third Quarter	94.25	71.40
	Fourth Quarter	72.00	48.54
2009	First Quarter	61.23	36.31
	Second Quarter	60.46	42.19
	Third Quarter	64.61	51.54
	Fourth Quarter	70.66	62.55
2010	First Quarter	78.48	66.35
	Second Quarter	78.67	58.56
	Third Quarter	64.32	55.87
	Fourth Quarter	71.10	61.75
2011	First Quarter	78.11	69.97
	Second Quarter	77.42	69.37
	Third Quarter	75.81	55.87
	Fourth Quarter	66.92	55.67
2012	First Quarter	73.91	67.40
	Second Quarter	74.09	61.96
	Third Quarter	67.20	61.99
	Fourth Quarter	70.40	62.13
2013	First Quarter	71.86	64.57
	Second Quarter	79.12	65.99
	Third Quarter	89.65	78.07
	Fourth Quarter	95.55	84.28
2014	First Quarter	112.66	94.46
	Second Quarter	120.89	104.99
	Third Quarter	129.45	114.39
	Fourth Quarter	145.36	117.85
2015	First Quarter	142.24	132.19
	Second Quarter	145.99	131.27
	Third Quarter	153.28	135.11
	Fourth Quarter	150.78	136.71
2016	First Quarter	138.24	124.18
	Second Quarter	145.71	130.84
	Third Quarter (through September 2, 2016)	153.81	138.41

Eli Lilly and Company

Eli Lilly and Company discovers, develops, manufactures, and sells pharmaceutical products for humans and animals. Eli Lilly products include neuroscience, endocrine, anti-infectives, cardiovascular agents, oncology, and animal health products. Its common stock trades on the NYSE under the symbol "LLY." The company's CIK number is 59478.

		High ($)	Low ($)
2008	First Quarter...	57.18	47.81
	Second Quarter..	53.06	45.61
	Third Quarter..	49.25	43.92
	Fourth Quarter	43.69	29.91
2009	First Quarter...	40.57	27.47
	Second Quarter..	35.95	31.88
	Third Quarter..	35.15	32.40
	Fourth Quarter	37.51	32.47
2010	First Quarter...	37.41	33.95
	Second Quarter..	36.92	32.25
	Third Quarter..	37.77	33.12
	Fourth Quarter	38.06	33.66
2011	First Quarter...	35.84	33.63
	Second Quarter..	39.15	34.99
	Third Quarter..	39.32	34.49
	Fourth Quarter	41.75	35.58
2012	First Quarter...	41.80	38.49
	Second Quarter..	42.91	39.18
	Third Quarter..	47.64	41.98
	Fourth Quarter	53.81	45.91
2013	First Quarter...	56.79	49.51
	Second Quarter..	58.33	49.06
	Third Quarter..	54.96	49.92
	Fourth Quarter	51.34	47.65
2014	First Quarter...	59.85	50.73
	Second Quarter..	63.10	58.21
	Third Quarter..	66.59	60.35
	Fourth Quarter	72.83	61.90
2015	First Quarter...	76.36	68.41
	Second Quarter..	86.59	70.89
	Third Quarter..	89.98	78.26
	Fourth Quarter	87.52	76.98
2016	First Quarter...	84.11	69.06
	Second Quarter..	78.75	72.57
	Third Quarter (through September 2, 2016)..	83.40	76.85

Lam Research Corporation

Lam Research Corporation manufactures, markets, and services semiconductor processing equipment used in the making of integrated circuits. The company's products are used in a variety of electronic products, including cell phones, computers, storage devices and networking equipment. Its common stock trades on the NYSE under the symbol "LRCX." The company's CIK number is 707549.

		High ($)	Low ($)
2008	First Quarter..	42.91	36.81
	Second Quarter.......................................	44.04	36.03
	Third Quarter...	39.62	30.10
	Fourth Quarter	30.54	15.00
2009	First Quarter..	25.47	18.42
	Second Quarter.......................................	28.90	23.43
	Third Quarter...	35.21	26.10
	Fourth Quarter	39.48	32.50
2010	First Quarter..	41.43	32.25
	Second Quarter.......................................	42.90	36.58
	Third Quarter...	42.84	36.11
	Fourth Quarter	52.71	39.94
2011	First Quarter..	58.39	47.20
	Second Quarter.......................................	56.32	42.04
	Third Quarter...	45.27	35.38
	Fourth Quarter	45.01	34.86
2012	First Quarter..	44.91	36.65
	Second Quarter.......................................	44.17	35.99
	Third Quarter...	37.82	31.30
	Fourth Quarter	37.69	31.57
2013	First Quarter..	43.12	36.98
	Second Quarter.......................................	48.53	40.42
	Third Quarter...	51.99	44.21
	Fourth Quarter	54.94	49.75
2014	First Quarter..	56.59	48.58
	Second Quarter.......................................	67.58	52.11
	Third Quarter...	76.77	67.69
	Fourth Quarter	84.30	65.91
2015	First Quarter..	84.48	70.24
	Second Quarter.......................................	83.87	70.26
	Third Quarter...	83.23	61.77
	Fourth Quarter	80.75	64.44
2016	First Quarter..	82.60	64.21
	Second Quarter.......................................	87.18	73.14
	Third Quarter (through September 2, 2016)..	94.63	81.89

Income Notes
Linked to a Basket of 20 Common Equity Securities, due October , 2022

MetLife, Inc.

MetLife, Inc. provides individual insurance, employee benefits, and financial services with operations throughout the United States and the regions of Latin America, Europe, and Asia Pacific. The company's products include life insurance, annuities, automobile and homeowners insurance, retail banking, and other financial services to individuals, as well as group insurance. Its common stock trades on the NYSE under the symbol "MET." The company's CIK number is 1099219.

		High ($)	Low ($)
2008	First Quarter	61.52	54.62
	Second Quarter	62.88	52.77
	Third Quarter	63.00	43.75
	Fourth Quarter	48.15	16.48
2009	First Quarter	35.97	12.10
	Second Quarter	35.50	23.43
	Third Quarter	40.83	26.90
	Fourth Quarter	38.35	33.22
2010	First Quarter	43.34	33.64
	Second Quarter	47.10	37.76
	Third Quarter	42.73	36.49
	Fourth Quarter	44.92	37.74
2011	First Quarter	48.63	42.28
	Second Quarter	46.79	39.24
	Third Quarter	44.38	26.82
	Fourth Quarter	36.82	26.60
2012	First Quarter	39.46	32.04
	Second Quarter	38.00	27.82
	Third Quarter	36.25	28.64
	Fourth Quarter	37.11	30.91
2013	First Quarter	40.20	34.64
	Second Quarter	46.10	35.53
	Third Quarter	51.47	45.85
	Fourth Quarter	54.02	46.38
2014	First Quarter	54.55	47.06
	Second Quarter	56.55	49.19
	Third Quarter	57.22	51.08
	Fourth Quarter	56.36	47.71
2015	First Quarter	53.91	46.50
	Second Quarter	57.70	50.25
	Third Quarter	57.70	46.07
	Fourth Quarter	51.69	46.42
2016	First Quarter	47.32	35.21
	Second Quarter	46.90	36.53
	Third Quarter (through September 2, 2016)	43.70	37.85

Newell Brands Inc.

Newell Brands Inc. retails consumer products. The company offers housewares, home furnishings, office supplies, tools and hardware, and hair accessories. Its common stock trades on the NYSE under the symbol "NWL." The company's CIK number is 814453.

		High ($)	Low ($)
2008	First Quarter...	25.28	22.00
	Second Quarter..	23.72	16.79
	Third Quarter...	20.92	15.44
	Fourth Quarter	17.34	9.41
2009	First Quarter...	10.56	4.54
	Second Quarter..	11.86	6.64
	Third Quarter...	15.85	9.85
	Fourth Quarter	15.50	13.99
2010	First Quarter...	15.82	13.36
	Second Quarter..	17.71	14.64
	Third Quarter...	18.07	14.28
	Fourth Quarter	18.38	16.74
2011	First Quarter...	20.21	17.64
	Second Quarter..	19.73	14.34
	Third Quarter...	16.13	11.44
	Fourth Quarter	16.42	11.14
2012	First Quarter...	19.30	16.23
	Second Quarter..	19.03	16.79
	Third Quarter...	19.71	16.67
	Fourth Quarter	22.27	18.87
2013	First Quarter...	26.10	21.80
	Second Quarter..	28.21	25.00
	Third Quarter...	27.73	24.99
	Fourth Quarter	32.41	26.56
2014	First Quarter...	32.40	29.18
	Second Quarter..	31.42	28.49
	Third Quarter...	35.01	30.85
	Fourth Quarter	38.41	31.92
2015	First Quarter...	40.21	36.77
	Second Quarter..	41.82	38.13
	Third Quarter...	44.46	38.56
	Fourth Quarter	48.16	40.29
2016	First Quarter...	44.95	33.76
	Second Quarter..	49.46	43.42
	Third Quarter (through September 2, 2016)...	54.89	48.02

PACCAR Inc.

PACCAR Inc. designs, develops, manufactures, and distributes light, medium, and heavy-duty trucks, and related aftermarket distribution of parts. The company also offers finance and leasing services to its customers and dealers. Its common stock trades on the NASDAQ under the symbol "PCAR." The company's CIK number is 75362.

		High ($)	Low ($)
2008	First Quarter...	53.04	41.45
	Second Quarter..	53.39	41.83
	Third Quarter...	44.81	36.22
	Fourth Quarter	36.19	22.11
2009	First Quarter...	32.04	20.89
	Second Quarter..	35.83	26.14
	Third Quarter...	39.74	29.13
	Fourth Quarter	39.68	35.31
2010	First Quarter...	43.87	33.97
	Second Quarter..	48.06	38.86
	Third Quarter...	48.15	39.16
	Fourth Quarter	57.49	47.57
2011	First Quarter...	57.84	47.62
	Second Quarter..	54.31	45.50
	Third Quarter...	53.39	33.42
	Fourth Quarter	44.19	32.63
2012	First Quarter...	47.75	38.65
	Second Quarter..	47.14	35.93
	Third Quarter...	43.05	35.91
	Fourth Quarter	45.32	39.57
2013	First Quarter...	51.08	45.63
	Second Quarter..	54.63	47.38
	Third Quarter...	58.05	53.47
	Fourth Quarter	59.17	54.07
2014	First Quarter...	67.65	54.00
	Second Quarter..	68.27	61.21
	Third Quarter...	67.25	56.88
	Fourth Quarter	70.76	55.59
2015	First Quarter...	68.15	60.11
	Second Quarter..	67.41	61.20
	Third Quarter...	65.66	51.77
	Fourth Quarter	55.80	45.16
2016	First Quarter...	55.18	44.30
	Second Quarter..	60.23	48.88
	Third Quarter (through September 2, 2016)...	60.50	50.48

Income Notes
Linked to a Basket of 20 Common Equity Securities, due October , 2022

QUALCOMM Incorporated

QUALCOMM Incorporated manufactures digital wireless communications technology and equipment. The company licenses its digital communication technology to other companies and produces other digital technologies used by wireless services. Its common stock trades on the NASDAQ under the symbol "QCOM." The company's CIK number is 804328.

		High ($)	Low ($)
2008	First Quarter..	43.79	35.99
	Second Quarter...	50.36	41.19
	Third Quarter...	56.37	39.88
	Fourth Quarter	42.30	29.21
2009	First Quarter..	39.54	32.78
	Second Quarter...	46.34	39.36
	Third Quarter...	48.45	43.06
	Fourth Quarter	46.86	40.68
2010	First Quarter..	49.47	35.56
	Second Quarter...	43.29	32.84
	Third Quarter...	45.13	31.96
	Fourth Quarter	49.99	43.89
2011	First Quarter..	59.58	50.18
	Second Quarter...	58.59	52.25
	Third Quarter...	59.36	46.40
	Fourth Quarter	57.40	47.65
2012	First Quarter..	68.59	55.27
	Second Quarter...	68.33	53.56
	Third Quarter...	65.08	53.73
	Fourth Quarter	64.35	57.43
2013	First Quarter..	67.97	63.45
	Second Quarter...	67.29	59.89
	Third Quarter...	70.09	59.39
	Fourth Quarter	74.25	65.71
2014	First Quarter..	79.28	71.12
	Second Quarter...	81.32	77.61
	Third Quarter...	81.60	72.49
	Fourth Quarter	78.51	69.26
2015	First Quarter..	74.51	62.46
	Second Quarter...	71.06	62.62
	Third Quarter...	65.14	52.43
	Fourth Quarter	60.87	46.83
2016	First Quarter..	53.30	42.96
	Second Quarter...	55.98	50.03
	Third Quarter (through September 2, 2016)..	63.47	51.94

Simon Property Group, Inc.

Simon Property Group, Inc. is a real estate investment trust. The company owns, develops, and manages retail real estate properties including regional malls, outlet centers, community/lifestyle centers, and international properties. Its common stock trades on the NYSE under the symbol "SPG." The company's CIK number is 1063761.

		High ($)	Low ($)
2008	First Quarter..	85.74	69.47
	Second Quarter...	94.19	80.71
	Third Quarter..	90.67	73.04
	Fourth Quarter	84.12	34.12
2009	First Quarter..	47.97	24.08
	Second Quarter...	52.31	30.57
	Third Quarter..	69.11	42.89
	Fourth Quarter	78.08	60.17
2010	First Quarter..	80.53	65.30
	Second Quarter...	87.24	75.92
	Third Quarter..	91.43	72.66
	Fourth Quarter	99.90	88.00
2011	First Quarter..	103.46	89.65
	Second Quarter...	111.00	98.50
	Third Quarter..	115.08	93.78
	Fourth Quarter	123.17	100.14
2012	First Quarter..	136.97	119.15
	Second Quarter...	148.16	133.26
	Third Quarter..	153.76	142.11
	Fourth Quarter	148.64	137.96
2013	First Quarter..	153.73	147.71
	Second Quarter...	169.56	145.34
	Third Quarter..	156.13	134.02
	Fourth Quarter	150.91	139.50
2014	First Quarter..	154.54	141.62
	Second Quarter...	169.84	154.57
	Third Quarter..	173.18	162.71
	Fourth Quarter	187.46	164.38
2015	First Quarter..	205.16	179.35
	Second Quarter...	200.80	171.00
	Third Quarter..	194.78	174.60
	Fourth Quarter	206.19	181.69
2016	First Quarter..	207.69	178.93
	Second Quarter...	216.90	193.49
	Third Quarter (through September 2, 2016)...	227.60	211.57

AT&T Inc.

AT&T Inc. is a communications holding company. The company, through its subsidiaries and affiliates, provides local and long-distance phone service, wireless and data communications, Internet access and messaging, IP-based and satellite television, security services, telecommunications equipment, and directory advertising and publishing. Its common stock trades on the NYSE under the symbol "T." The company's CIK number is 732717.

		High ($)	Low ($)
2008	First Quarter..	41.43	34.36
	Second Quarter...	40.51	32.76
	Third Quarter...	33.30	27.75
	Fourth Quarter	29.98	22.42
2009	First Quarter..	29.42	21.72
	Second Quarter...	26.83	23.67
	Third Quarter...	27.43	23.38
	Fourth Quarter	28.34	25.31
2010	First Quarter..	28.58	24.77
	Second Quarter...	26.66	24.13
	Third Quarter...	28.92	24.29
	Fourth Quarter	29.44	27.70
2011	First Quarter..	30.71	27.33
	Second Quarter...	31.86	30.13
	Third Quarter...	31.68	27.54
	Fourth Quarter	30.24	27.41
2012	First Quarter..	31.84	29.16
	Second Quarter...	35.71	30.13
	Third Quarter...	38.25	34.63
	Fourth Quarter	38.34	33.14
2013	First Quarter..	36.86	33.20
	Second Quarter...	39.00	34.35
	Third Quarter...	35.96	33.32
	Fourth Quarter	36.45	33.11
2014	First Quarter..	35.07	31.86
	Second Quarter...	36.74	34.49
	Third Quarter...	36.59	34.21
	Fourth Quarter	35.90	32.14
2015	First Quarter..	34.87	32.62
	Second Quarter...	36.18	32.51
	Third Quarter...	35.77	31.80
	Fourth Quarter	34.93	32.31
2016	First Quarter..	39.45	33.51
	Second Quarter...	43.21	37.86
	Third Quarter (through September 2, 2016)..	43.47	40.68

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S's discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket Stocks, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

An investor's household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

- the investor's spouse (including a domestic partner), siblings, parents, grandparents, spouse's parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

- a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor's household as described above; and

- a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor's household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee's personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor's personal or other non-retirement account, except for individual retirement accounts ("IRAs"), simplified employee pension plans ("SEPs"), savings incentive match plan for employees ("SIMPLEs"), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We are required to pay the Coupon Payments and the principal amount to holders of the notes. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the

Basket Stocks, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see "Risk Factors—General Risks Relating to the Notes" beginning on page PS-5 and "Use of Proceeds" on page PS-14 of product supplement STOCK INCOME-1.

Material U.S. Federal Income Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- We intend to treat the notes as variable rate debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree to treat the notes as variable rate debt instruments for all U.S. federal income tax purposes and, based on certain factual representations received from us, in the opinion of Morrison & Foerster LLP, our special U.S. tax counsel, it is reasonable to treat the notes as variable rate debt instruments.

- Assuming the notes are treated as variable rate debt instruments, interest on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder's normal method of accounting for tax purposes.

- Upon the disposition of a note by sale, exchange, redemption, repayment of principal at maturity or other taxable disposition, a U.S. holder will generally recognize taxable gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued but untaxed interest) and (ii) the U.S. holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note generally will equal the cost of the note (net of accrued interest) to the U.S. holder. Because the note is held as a capital asset, such gain or loss (except to the extent that the market discount rules or the rules relating to short-term debt instruments otherwise provide) will generally constitute capital gain or loss. Capital gains of individual taxpayers from the sale, exchange or other disposition of a note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, or other disposition of a note is subject to limitations.

- Recently finalized Treasury regulations provide that withholding on "dividend equivalent" payments (as discussed in the product supplement and prospectus supplement), if any, will not apply to notes issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the prospectus supplement) on payments of gross proceeds from a sale or redemption of the notes will only apply to payments made after December 31, 2018.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-30 of product supplement STOCK INCOME-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

Market Downside
Protection

MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset's upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.